| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMER |
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| 8- 68370 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS FORM X-17A-5 PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brookfield Private Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 World Financial Center, 250 Vesey Street, 15th Floor
(No. and Street)

| New York | NY | 10281 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Rafael Beck | (212) 897-1690 | rbeck@integrated.solutions |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 30 Rockefeller Plaza | New York | NY | 10112 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**This filing\*\* contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m)   Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w)   Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ———————————————————————————————————

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# OATH OR AFFIRMATION

I, __Robert White__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Brookfield Private Advisors LLC__ as of __12/31/23__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Chief Executive Officer
_____
Title



_____
Notary Public



STEPHAN MEDINA
Notary Public - State of Florida
Commission # HH 135594
My Comm. Expires May 27, 2025
Bonded through National Notary Assn.

# Brookfield Private Advisors LLC

(A wholly owned subsidiary of Brookfield US Inc.)
Statement of Financial Condition
December 31, 2023



**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel:  +1 212 492 4000
Fax:  +1 212 489 1687
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Brookfield Private Advisors LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brookfield Private Advisors LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 27,2024

We have served as the Company's auditor since 2018.

## Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield US Inc.)

### Statement of Financial Condition
### December 31, 2023

| | | |
|---|---:|---:|
| **Assets** | | |
| Cash | $ | 393,024 |
| Prepaid expense | | 116,364 |
| Total assets | $ | 509,388 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accrued expenses | $ | 138,083 |
| | | |
| Member's equity | | 371,305 |
| Total liabilities and member's equity | $ | 509,388 |

# Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield US Inc.)

## Notes to Statement of Financial Condition
## December 31, 2023

1. **Organization and Business**

   Brookfield Private Advisors LLC (the "Company"), a limited liability company formed under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is a wholly owned subsidiary of Brookfield US Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Brookfield Asset Management ULC ("BAM ULC"). As of December 31, 2023, Brookfield Asset Management Ltd. owns 25% of BAM ULC and 75% is owned by Brookfield Corporation (the "Ultimate Parent").

   The U.S. dollar is the functional and presentation currency of the Company.

   The Company acts primarily as a broker or dealer selling private placements of securities. The Company primarily distributes private placements for investment funds that are managed by BAM ULC.

2. **Summary of Significant Accounting Policies**

   **Basis of Presentation**
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   **Revenue Recognition:**
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

# Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield US Inc.)

## Notes to Statement of Financial Condition
## December 31, 2023

2. **Summary of Significant Accounting Policies (continued)**

*Private placements*

The Company places securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a placement agent for funds not managed by BAM ULC. Placement fees earned for services to alternative asset managers are typically recognized upon acceptance by a fund of capital or capital commitments (referred to as a "closing date"), in accordance with terms set forth in individual agreements. The Company has determined that the closing date is the appropriate point in time to recognize revenue for private placement securities transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the offering at that point.

The Company does not receive any compensation from its fund-raising activities for BAM ULC managed funds. Accordingly, the Company does not expect to realize revenue in the future.

**Cash**

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.

**Income Taxes**

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, no federal, state or local income taxes are provided or considered for purposes of the financial statements. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

As of December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation as facts and circumstances may require.

3. **Economic Dependency**

The Company may require from time-to-time support from the Parent and Ultimate Parent; however, management believes it has sufficient cash to support operations for at least one year from the date of the issuance of these financial statements. During the year ended December 31, 2023, the Parent contributed $250,000 to support the Company's operations. In February 2024, the Parent contributed $250,000 to the Company.

**Brookfield Private Advisors LLC**
(A wholly owned subsidiary of Brookfield US Inc.)

Notes to Statement of Financial Condition
December 31, 2023

4.  **Transactions with Related Parties**

The Company maintains an administrative services agreement (the "Agreement") with the Ultimate Parent. Pursuant to the Agreement, the Ultimate Parent provides accounting, administrative, office space, human resources, payroll and other services. The Ultimate Parent provides these services at no cost to the Company. These costs have not been recorded on the books of the Company.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5.  **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of approximately $255,000 which exceeded the required net capital by approximately $246,000. The ratio of aggregate indebtedness to net capital, at December 31, 2023 was 0.54 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6.  **Contingencies**

The Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, the Member considers the likelihood of such an event to be remote; in addition, the maximum potential exposure is unknown.

7.  **Financial Risk Management and Concentration of Credit Risk**

The Company is exposed to credit risk as substantially all of the cash of the Company is held by one financial institution. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange and market risk.

8.  **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2023, and determined that there are no material events that would require recognition or disclosure in the Company's financial statements except for the below.

In February 2024, the Parent contributed $250,000 to the Company.

*******